ConAgra Foods, Inc.

One ConAgra Drive

Omaha, NE 68102

January 15, 2009

VIA EDGAR

Mark A. Wojciechowski

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.W., Mail Stop 7010

Washington, D.C. 20549-7010

RE:	ConAgra Foods, Inc. Form 10-K for the Fiscal Year ended May 25, 2008 (the “Form 10-K”) Filed July 23, 2008 Response letter dated November 21, 2008 File No. 1-07275

Dear Mr. Wojciechowski:

This letter sets forth the responses of ConAgra Foods, Inc. (the “Company”) to the Staff’s comment letter dated December 17, 2008 on the above referenced Form 10-K. The responses in this letter are keyed to correspond to the paragraphs of the comment letter. We have also included the comment along with our response to aid in the review process.

Form 10-K for the Fiscal Year Ended May 25, 2008

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventories, page 48

1.	Your response to comment number one of our letter dated November 10, 2008 explains that the inventories carried at market value include agricultural commodity inventories related to your agricultural trading, merchandising and processing businesses, and that as of May 25, 2008, such commodity inventories were reflected both in “inventory” and in “assets held for sale”. Please quantify for us the amount of inventory carried at market value reflected in inventory and assets held for sale as of May 25, 2008, and as of your quarterly period ended August 24, 2008. Please also clarify for us if all your inventory carried at market value was sold along with your agricultural trading, merchandising and processing businesses in June 2008. If not, please explain to us what remaining inventory is carried at market value.

Response:

The following table quantifies amounts of inventory, according to carrying method, in the Company’s balance sheets as of May 25, 2008 and August 24, 2008:

(dollars in millions)	May 25, 2008	August 24, 2008
Inventory carried at market value included in current assets held for sale	$643.3	$-0-

Inventories carried at lower of cost or market value	$1,719.0	$1,402.9
Inventories carried at market value	212.5	222.2

Total Inventories	$1,931.5	$1,625.1

The commodity inventories carried at market value that are reflected in current assets held for sale were divested along with the Company’s commodity trading and merchandising operations in June 2008. As of each date shown, the amounts reflected in inventories carried at market value represent agricultural commodities held by the Company’s flour milling business. The Company continues to own and operate the flour milling business.

2.	Please tell us where in your statements of earnings and cash flows the market value change in inventory is reported, and quantify the amount of such change for the year ended May 25, 2008, and for the quarterly period ended August 24, 2008.

Response:

For each period referenced, the Company reflected changes in the market values of inventories within cost of goods sold for its continuing operations. For each period referenced, the Company reflected changes in the market values of inventories within income from discontinued operations for the Company’s commodity trading and merchandising business. The disposition was completed in June 2008. There is no net impact to the Company’s statements of cash flows from unrealized gains and losses recognized as a result of marking inventories to market, as any such gains and losses included in net income are offset within operating cash flows by the change in inventory balance. Realized gains and losses resulting from the sale of inventory are included in operating cash flows.

The Company is unable to quantify the amount of unrealized gains or losses recognized in income for the year ended May 25, 2008, and for the quarterly period ended August 24, 2008. Due to the reasons set forth in our letter dated November 21, 2008, the Company’s systems are not designed to track approximate costs of inventory balances. As such, it is not possible to distinguish the unrealized gains or losses from marking inventories to market from the realized gains or losses resulting from the ultimate sale of inventories to third parties.

3.	We note your response indicates that grain is received into and issued from storage silos often over a period of several years. Please clarify this portion of your response and tell us if any of your inventories are classified as long-term.

Response:

The Company’s agricultural commodity inventories are made up of interchangeable units. Portions of the inventory held in a given silo may be removed and either shipped to third party customers of the now divested trading and merchandising business or processed by the Company’s flour milling operations. Inventory subsequently received may be stored in the same silo. These receipts and shipments of inventory may occur many times over a period of years without ever fully emptying a silo. While it is possible that a physical unit is held in inventory for greater than one year, it is not possible to identify such units as the inventory is, as noted above, interchangeable. However, the total quantity of a given commodity inventory turns more than once per year. Accordingly, all commodity inventories are classified as current assets in the Company’s balance sheets.

***

ConAgra Foods acknowledges that:

•	ConAgra Foods is responsible for the adequacy and accuracy of the disclosure in its filing with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	ConAgra Foods may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be willing to discuss with you any additional comments the Staff may have. Please contact me at 402-595-5381 with questions or comments on this response letter.

Very truly yours,

/s/ John F. Gehring, Jr.
John F. Gehring, Jr.
Senior Vice President and Corporate Controller

cc:	Andre Hawaux

(Executive Vice President, Chief Financial Officer, ConAgra Foods, Inc.)

Colleen Batcheler

(Senior Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.)

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